

June 27, 2012

Via E-Mail
Robert F.X. Sillerman
Chief Executive Officer
Viggle Inc.
902 Broadway, 11th Floor
New York, New York 10010

     Re: **Viggle Inc. (f/k/a Function (X) Inc.)**
          Amendment No. 8 to Registration Statement on Form S-1
          Filed June 8, 2012
          File No. 333-174481

Dear Mr. Sillerman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments in this letter relate to comments in our letter dated May 30, 2012.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 8 to Registration Statement on Form S-1 Filed June 8, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

General

1.   Please expand this section to summarize the information provided in response to prior comment 7, and explain why management chose to divest its majority share of TIPPT Media.

Liquidity and Capital Resources, page 19

2.   Your response to prior comment 2 references a revenue-to-rewards cost ratio of 32.8% as
        of the end of May, 2012. Please revise to clarify whether this figure encompasses year-
        to-date figures, or if it represents the ratio from April 1, 2012 to May 31, 2012. Please
        also revise to provide the basis for your belief that you "should be able to drive your
        Revenue-to-Rewards Cost ratio higher over the next 12 months." It appears that at your
        current revenue-to-reward cost ratio, you will generate significant operating losses unless
        you are able to generate revenues in excess of your rewards cost. Your disclosures
        should clarify such challenges to grow your revenue and discuss how your increasing
        your membership size may lead to greater losses.

Note 14. Subsequent Events

TIPPT Media Inc., page S-16

3.   Your response to prior comment 7 indicates that members of your management were
        "familiar with the principals of the 100 Mile Group, LLC…." Please explain further to
        us the nature of the relationships between your management and the principals of the 100
        Mile Group, LLC and TIPPT.

4.   You state in your response to prior comment 8 that the $500,000 charge taken as of
        March 31, 2012, related to the additional $500,000 the company agreed to loan TIPPT
        pursuant to the Amended and Restated Promissory Note. Considering the Amended and
        Restated Promissory Note was not entered into until May 14, 2012, tell us why you fully
        reserved this amount as of March 31, 2012. Tell us the accounting entries as of March
        31, 2012 relating to this transaction and the guidance you relied on in accounting for this
        transaction as of such date.

5.   We note that in addition to the $500,000 due under the Amended and Restated
        Promissory Note, TIPPT agreed to pay the $701,000 outstanding under their previously
        existing line of credit. We further note that as consideration for 50% of your ownership
        interest in TIPPT, you entered into a $500,000 Purchase Money Note due December 31,
        2016. Please explain further why you accepted payment in the form of a promissory note
        and also agreed to provide additional funds under the Amended and Restated Promissory
        Note when it appears that you believed TIPPT had no means to repay such funds. In this
        regard, we note your response to comment 8 where you indicate that TIPPT Media has
        substantially no assets or operating income or any history of operating income and
        accordingly, you reserved for the $500,000 Purchase Money Note and the $1,201,000 due
        under the Amended and Restated Promissory Note. Please explain further and revise
        your disclosures accordingly to more clearly convey the business purpose for these
        transactions.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. If you have any other questions regarding these comments, please contact Edwin Kim, Staff Attorney, at (202) 551-3297. If you require further assistance, please contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief-Legal

cc: Via E-Mail
        Dennis J. Block, Esq.
        Greenberg Traurig, LLP